UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 12, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

The following document is being submitted herewith:

•                 Press Release dated May 12, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	May 12, 2016	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge reports first quarter adjusted earnings of $663 million or $0.76 per common share

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  First quarter earnings were $1,213 million or $1.38 per common share, including the impact of a number of unusual, non-recurring or non-operating factors

•                  First quarter adjusted earnings were $663 million or $0.76 per common share

•                  First quarter adjusted earnings before interest and income taxes (EBIT) were $1,374 million

•                  First quarter available cash flow from operations (ACFFO) was $1,114 million or $1.27 per common share

•                  Enbridge continued to deliver record throughput on its liquids mainline system during the quarter

•                  The $0.9 billion Greater Toronto Area (GTA) project was completed and placed into service by Enbridge Gas Distribution Inc. (EGD)

•                  The $0.5 billion acquisition of operating natural gas processing plants and associated pipelines in the Montney region of northeastern British Columbia closed on April 1, 2016

•                  Since the beginning of 2016, approximately $2.9 billion of new common equity capital has been raised on an enterprise basis through public offerings by the Company and Enbridge Income Fund Holdings Inc. (ENF) of $2.3 billion and $0.6 billion, respectively

•                  On April 25, 2016, the National Energy Board issued its report on the Canadian portion of the Line 3 Replacement (L3R) Program, concluding that this project is in the Canadian public interest and recommending approval to the Federal Cabinet

•                  On May 10, 2016, Enbridge announced the acquisition of a 50% interest in Éolien Maritime France SAS (EMF), a French offshore wind development company

•                  Enbridge working to restart regional oil sands pipelines as risk from wildfires in northeastern Alberta moderates

CALGARY, ALBERTA – May 12, 2016 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported first quarter adjusted EBIT of $1,374 million and ACFFO of $1,114 million, or $1.27 per common share. This represents a quarter-over-quarter increase in adjusted EBIT of $343 million and an increase in ACFFO per share of $0.32, or approximately 34%. The increase in quarterly EBIT and ACFFO was driven primarily by record throughput growth on the liquids mainline system and the impact of new projects coming into service in the second half of 2015. Average deliveries on the mainline system ex-Gretna and on the Lakehead Pipeline System (Lakehead System) in the first quarter of 2016 were over 2.5 million barrels per day and 2.7 million barrels per day, respectively, surpassing the record deliveries achieved in the fourth quarter of 2015.

“We’re pleased with our solid results which were in line with our expectations and reflect strong operational performance and new cash flows from organic projects coming on line,” said Al Monaco, President and Chief Executive Officer. “Our ability to generate predictable cash flow growth is a testament to the strength of our asset base and our low risk business model which is built to withstand the current downturn in commodity markets. The fundamentals for our liquids pipeline systems remain very strong as evidenced by another quarter of record volumes on our liquids mainline, which remains well positioned as western Canadian production increases over the next few years.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, and reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

“In this low commodity price environment, we continue to focus on our priority of ensuring our customers have safe, reliable and the lowest cost transportation to key markets so they maximize their netbacks,” Mr. Monaco added.

On March 1, 2016, Enbridge completed a public offering of common shares for gross proceeds of approximately $2.3 billion, sufficient to meet the equity funding requirement for the Company’s $26 billion commercially secured capital program through 2017. On April 20, 2016, subsequent to the end of the quarter, ENF, one of the Company’s sponsored vehicles, completed a public offering of common shares for gross proceeds of approximately $0.6 billion, bringing the total equity capital raised since the beginning of 2016 through follow on offerings across the Enbridge group to approximately $2.9 billion.

“The success of these offerings clearly demonstrates our Company’s ability to efficiently and effectively access capital markets,” Mr. Monaco said. “The amount of equity capital that we have raised since the beginning of the year more than takes care of the equity requirement for our current secured growth program for the next two years. It also further strengthens our financial position and creates flexibility to capitalize on new opportunities to grow and diversify our asset base.”

During the quarter, Enbridge advanced a number of key projects. The Company completed and placed into service the $0.9 billion GTA project in March. The GTA project was undertaken to meet the growing demand for natural gas distribution services in the Greater Toronto Area and ensure the ongoing safe and reliable delivery of natural gas to EGD’s current and future customers. The system expansion is the largest ever undertaken by EGD and significantly bolsters its rate base and expected earnings going forward.

Enbridge also expanded its natural gas pipelines and processing businesses with the $0.5 billion acquisition of two operating natural gas plants (the Tupper Main and Tupper West gas plants) and associated pipelines in the Montney region of northeastern British Columbia from a Canadian subsidiary of Murphy Oil Corporation. Together, the two plants have capacity of 320 million cubic feet per day and will serve to enhance the Company’s natural gas footprint within the Montney region, one of the most attractive natural gas plays in North America. The acquisition closed on April 1, 2016.

“These natural gas midstream assets are underpinned by long-term contracts, strong market fundamentals and align well with our low risk business model,” noted Mr. Monaco. “In acquiring assets from others, we carefully assess their ability to generate attractive returns and further our key priority of extending and diversifying our growth beyond 2019.”

In April 2016, the National Energy Board (NEB) found that Enbridge’s Canadian L3R Program is in the Canadian public interest. The NEB recommended that the Federal Cabinet (the Cabinet) issue a Certificate of Public Convenience and Necessity for the construction and operation of the pipeline and related facilities, subject to certain conditions. Also in April 2016, Environment and Climate Change Canada published a draft review of related upstream greenhouse gas emissions estimates for Enbridge’s Canadian L3R Program and opened a 30 day public comment period on the draft. Among other things, the draft found that the estimated emissions are not necessarily incremental. Once the public comment period has closed and the report is finalized, it will be provided to the Cabinet for consideration. The Federal Government is expected to make its final decision on the Canadian L3R Program before December 2016.

In the United States, the Minnesota Public Utilities Commission continues to review the United States portion of the L3R Program, as well as the Sandpiper Pipeline project.

On May 10, 2016, Enbridge announced the acquisition of a 50% interest in EMF, a French offshore wind development company, for $282 million inclusive of transaction costs and past and future pre-Final Investment Decision (FID) development costs. EMF will be co-owned with EDF Energies Nouvelles (EDF EN), a subsidiary of Électricité de France S.A. (EDF) dedicated to renewable energy. The acquisition is expected to close on or about May 19, 2016, subject to completion of pre-closing transactions.

Upon closing of the acquisition, Enbridge and EDF EN plan to co-develop three large-scale offshore wind farms off the coast of France that would produce a combined 1,428 megawatts (MW) of power. Subject to FID and regulatory approvals, construction on each of the three projects would commence gradually from 2017, with expected completion in 2022 for a total investment cost to Enbridge of approximately $4.5 billion.

During the first week of May 2016, extreme wildfires in northeastern Alberta resulted in the shutdown of a number of oil sands production facilities and the evacuation of approximately 88,000 people from the city of Fort McMurray which serves as a commercial and regional logistics centre for the oil sands region and a home to a significant portion of the oil sands workforce.

Enbridge’s facilities in the region were largely unaffected, however, as a precautionary measure on May 4, 2016, the Company shut down and evacuated its Cheecham terminal and curtailed operations at its Athabasca terminal. It also isolated and shut down pipelines in and out of the Cheecham terminal and shut down or curtailed operations on other pipelines it operates in the region.

With the risk to people and facilities abating, the Company is coordinating with emergency response, public safety and utility officials to restore power and make any necessary repairs to its systems while working closely with producers in the region to restart and return its regional pipeline systems to full operation. The time required to return to full operation will be dependent on a number of factors including the ability to readily access facilities and re-establish power supply while firefighting and emergency response efforts continue in the region.

It is estimated that since the shutdown of Enbridge’s facilities, deliveries from the Company’s regional oil sands pipelines have been reduced by approximately 900,000 barrels per day. Management currently expects that system capacity will be restored over the next few days subject to ongoing access to facilities. Given the evolving nature of the situation, the impact of the wildfires on the financial performance of the Company cannot be accurately estimated at this time. However, the disruption of service on the regional oil sands pipeline system and corresponding impacts on Enbridge’s downstream pipelines, under a variety of restart scenarios, is not expected to significantly impact the Company’s financial performance in 2016.

Supporting the Company’s priority of safety and operational reliability, Enbridge delivered its 2015 Corporate Social Responsibility and Sustainability Report (the Report) in March. The Report outlines the Company’s social and environmental performance, and the actions taken to integrate social and environmental considerations into business decision making. The Report includes an updated policy that makes several commitments such as the development of multi-year plans for emissions reduction and energy efficiency; doubling Enbridge’s renewable energy generation capacity in five years; and investing in programs to enable residential and commercial natural gas customers to reduce energy use, emissions and costs.

Commencing with the first quarter of 2016, Enbridge has adopted a new financial reporting format which focuses on the operating and financial performance of its five major business lines, regardless of where the assets operated by each business are owned within the Enbridge group. Adjusted EBIT will be used as a key performance metric at the segment level, while adjusted earnings per share and ACFFO will be used to measure the consolidated performance of the Company. The change in format is intended to provide greater transparency into the operating and financial performance of businesses and the drivers of cash flow and dividend growth that are central to Enbridge’s value proposition.

FIRST QUARTER 2016 PERFORMANCE OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

ADJUSTED EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three months ended March 31, 2016, adjusted EBIT was $1,374 million, an increase of $343 million over the comparable period in 2015. Growth in consolidated adjusted EBIT was largely driven by stronger contributions from the Liquids Pipelines segment which benefitted from a number of new assets that were placed into service in 2015, the most prominent being the expansion of the Company’s mainline system in the third quarter of 2015, as well as the reversal and expansion of Line 9B and completion of the Southern Access Extension Project in the fourth quarter of 2015, which have provided access to the Eastern Canada and Patoka markets, respectively. The Canadian Mainline contribution increased primarily due to higher throughput that resulted from strong oil sands production in western Canada combined with contributions from the new assets placed into service in 2015, as well as a higher quarter-over-quarter average Canadian Mainline International Joint Tariff Residual Benchmark Toll. The Lakehead System also experienced quarter-over-quarter growth in adjusted EBIT, mainly due to higher throughput and contributions from new assets placed into service in 2015. In the first quarter of 2016, the Company also benefitted from stronger adjusted EBIT contributions from the United States Mid-Continent and Gulf Coast, mainly attributed to increased transportation revenues resulting from an increase in the level of committed take-or-pay volumes on Flanagan South Pipeline (Flanagan South) and higher tariffs on Flanagan South and Seaway Pipeline.

Within the Gas Distribution segment, EGD generated higher adjusted EBIT in the first quarter of 2016 compared with the corresponding 2015 period, primarily attributable to higher distribution charges arising from growth in its rate base and the impact of operating under interim rates for the first three months of 2015, and lower storage and transportation costs.

The Gas Pipelines and Processing segment benefitted from strong contributions from Alliance Pipeline under its new services framework that came into effect in the fourth quarter of 2015, and from higher throughput on certain Enbridge Offshore Pipelines. However, these positive effects were offset by weaker contributions from Aux Sable due to lower fractionation margins, and lower volumes on US Midstream pipelines due to reduced drilling by producers.

The Green Power and Transmission segment’s adjusted EBIT was lower as a result of disruptions at certain eastern Canadian wind farms due to winter weather conditions which caused icing of wind turbines, as well as weaker wind and solar resources at certain facilities.

Adjusted EBIT from Energy Services decreased when compared with the first quarter of 2015 as low oil prices compressed crude oil location and quality differentials and lower seasonal volatility of natural gas prices resulted in fewer arbitrage opportunities and weaker margin revenue through which to recover demand charges on certain facilities where the Company holds committed transportation capacity.

ADJUSTED EARNINGS

Adjusted earnings for the first quarter of 2016 were $663 million or $0.76 per common share compared with adjusted earnings of $468 million or $0.56 per common share in the first quarter of 2015. Partially offsetting the quarter-over-quarter adjusted EBIT growth discussed above in Adjusted Earnings Before Interest and Income Taxes, was higher interest expense resulting from the incurrence of incremental debt to fund asset growth and the impact of refinancing construction debt with longer-term debt financing. The amount of interest capitalized period-over-period also decreased as a result of projects coming into service.

Income taxes increased in the first quarter of 2016 largely due to the quarter-over-quarter increase in earnings.

The above noted negative impacts were offset slightly by a decrease in the adjusted earnings attributable to noncontrolling interests in Enbridge Energy Partners, L.P. (EEP). Although EEP reflected higher quarter-over-quarter contributions from its liquids pipelines businesses, there was a decrease in EEP’s overall quarter-over-quarter contribution to adjusted earnings primarily due to higher interest expense.

Finally, interest expense, income taxes and noncontrolling interests and redeemable noncontrolling interests were also impacted by adjustments for unusual, non-recurring and non-operating factors.

EARNINGS

Earnings for the first quarter of 2016 were $1,213 million or $1.38 per common share compared with a loss of $383 million or $0.46 per common share in the first quarter of 2015. Earnings for each period reflected the same operating factors as discussed above in Adjusted Earnings Before Interest and Income Taxes and Adjusted Earnings. The comparability of quarter-over-quarter earnings, however, was impacted by a number of unusual, non-recurring and non-operating factors that are listed in Non-GAAP Reconciliation – EBIT to Adjusted Earnings on page 8.

AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO for the first quarter of 2016 was $1,114 million, or $1.27 per common share, compared with $802 million, or $0.95 per common share for the first quarter of 2015. The Company experienced strong quarter-over-quarter growth in ACFFO which was driven by the same factors as discussed in Adjusted EBIT above.

Maintenance capital expenditures were comparable period-over-period as higher expenditure in the Company’s Gas Distribution and Gas Pipelines and Processing segments were offset by lower maintenance capital expenditures in the Liquids Pipelines segment which reflected a shift in the timing of maintenance activity within the year. Maintenance capital expenditures across all business segments are expected to be higher over the full 2016 year as the Company continues to invest in its maintenance capital program to support the safety and reliability of its operations.

Partially offsetting the quarter-over-quarter increase in ACFFO was higher interest expense as discussed in Adjusted Earnings above.

The increase in ACFFO was also partially offset by increased distributions to noncontrolling interests in EEP and to redeemable noncontrolling interests in Enbridge Income Fund (the Fund). Distributions were higher in the first quarter of 2016 compared with the first quarter of 2015 mainly as a result of increased public ownership and distributions per unit in EEP and the Fund.

The ACFFO also includes cash distributions from the Company’s equity investments. Cash distributions in the first quarter of 2016 were $186 million compared with $179 million of cash distributions received in the first quarter of 2015. Although the cash distributions period-over-period slightly increased, earnings from such investments in the first quarter of 2016 were much higher compared with the corresponding 2015 period.

DIVIDEND DECLARATION

On April 22, 2016, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on June 1, 2016 to shareholders of record on May 16, 2016.

Common Shares	$0.53000
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500

CONFERENCE CALL

Enbridge and ENF will hold a joint conference call on Thursday, May 12, 2016 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the first quarter 2016 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 or within and outside North America at 1-847-619-6397 using the access code of 42283868#. The call will be audio webcast live at http://edge.media-server.com/m/p/69t8cefd. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 or within and outside North America at 1-630-652-3042 (access code 42283868#) for seven days after the call.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States, and is ranked as one of Canada’s Top 100 Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; dividend per share growth guidance; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the transfer of Enbridge’s Canadian Liquids Pipelines business and certain Canadian renewable energy assets to Enbridge Income Partners LP in which the Fund has an indirect interest (Canadian Restructuring Plan), dividend payout policy and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; impact of the Canadian Restructuring Plan and dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to adjusted EBIT and adjusted earnings guidance, ACFFO and ACFFO per share guidance, dividend per share growth guidance, operating performance, dividend policy, regulatory parameters, project approval and support, weather, economic and competitive conditions, public opinion, changes in tax law and tax rate increases, exchange rates, interest rates, impact of the Canadian Restructuring Plan, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings/(loss) and ACFFO. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings/(loss) and ACFFO provide useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss) and ACFFO are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

The tables below summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended March 31,
	2016	2015
(millions of Canadian dollars)
Earnings/(loss) before interest and income taxes	2,176	(255)
Adjusting items[1]:
Changes in unrealized derivative fair value (gains)/loss[2]	(932)	1,408
Unrealized intercompany foreign exchange (gains)/loss	60	(71)
Hydrostatic testing	(12)	-
Make-up rights adjustments	67	2
Leak remediation costs, net of leak insurance recoveries	15	(12)
Warmer/(colder) than normal weather	17	(45)
Project development and transaction costs	-	3
Other	(17)	1
Adjusted earnings before interest and income taxes	1,374	1,031
Interest expense	(412)	(251)
Income taxes recovery/(expense)	(417)	285
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(61)	(90)
Preference share dividends	(73)	(72)
Adjusting items in respect of:
Interest expense	18	(42)
Income taxes	241	(399)
Noncontrolling interests and redeemable noncontrolling interests	(7)	6
Adjusted earnings	663	468

1   The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions in the MD&A.

2   Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

NON-GAAP RECONCILIATION – ADJUSTED EBIT TO ACFFO

To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended March 31,
	2016	2015
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,374	1,031
Depreciation and amortization[1]	559	474
Maintenance capital[2]	(151)	(152)
	1,782	1,353
Interest expense[3]	(394)	(293)
Current income taxes[3]	(47)	(26)
Preference share dividends	(73)	(71)
Distributions to noncontrolling interests	(184)	(158)
Distributions to redeemable noncontrolling interests	(42)	(27)
Cash distributions in excess of/(less than) equity earnings[3]	(22)	46
Other non-cash adjustments	94	(22)
Available cash flow from operations (ACFFO)	1,114	802
1 Depreciation and amortization:
Liquids Pipelines	346	280
Gas Distribution	80	77
Gas Pipelines and Processing	74	65
Green Power and Transmission	48	46
Eliminations and Other	11	6
	559	474
2 Maintenance capital:
Liquids Pipelines	(43)	(62)
Gas Distribution	(81)	(63)
Gas Pipelines and Processing	(11)	(7)
Green Power and Transmission	(1)	-
Eliminations and Other	(15)	(20)
	(151)	(152)

3          These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION – ACFFO

The following table provides a reconciliation of cash provided by operating activities (a GAAP measure) to ACFFO.

	Three months ended March 31,
	2016	2015
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities - continuing operations	1,861	1,521
Adjusted for changes in operating assets and liabilities[1]	(122)	(147)
	1,739	1,374
Distributions to noncontrolling interests	(184)	(158)
Distributions to redeemable noncontrolling interests	(42)	(27)
Preference share dividends	(73)	(71)
Maintenance capital expenditures[2]	(151)	(152)
Significant adjusting items:
Weather normalization	13	(33)
Project development and transaction costs	-	2
Realized inventory revaluation allowance[3]	(268)	(133)
Other items	80	-
Available cash flow from operations (ACFFO)	1,114	802
Available cash flow from operations per common share	1.27	0.95

1    Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.

2    Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3    Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

HIGHLIGHTS

	Three months ended March 31,
	2016	2015
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	1,612	(145)
Gas Distribution	239	239
Gas Pipelines and Processing	61	36
Green Power and Transmission	49	59
Energy Services	(6)	(3)
Eliminations and Other	221	(441)
Earnings/(loss) before interest and income taxes	2,176	(255)
Interest expense	(412)	(251)
Income taxes recovery/(expense)	(417)	285
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(61)	(90)
Preference share dividends	(73)	(72)
Earnings/(loss) attributable to common shareholders	1,213	(383)
Earnings/(loss) per common share	1.38	(0.46)
Diluted earnings/(loss) per common share	1.38	(0.46)
Adjusted earnings
Liquids Pipelines	1,084	731
Gas Distribution	240	198
Gas Pipelines and Processing	87	90
Green Power and Transmission	48	57
Energy Services	1	28
Eliminations and Other	(86)	(73)
Adjusted earnings before interest and income taxes[1]	1,374	1,031
Interest expense[2]	(394)	(293)
Income taxes[2]	(176)	(114)
Noncontrolling interests and redeemable noncontrolling interests[2]	(68)	(84)
Preference share dividends	(73)	(72)
Adjusted earnings[1]	663	468
Adjusted earnings per common share[1]	0.76	0.56
Cash flow data
Cash provided by operating activities	1,861	1,521
Cash used in investing activities	(1,852)	(1,877)
Cash provided by financing activities	751	225
Available cash flow from operations[3]
Available cash flow from operations	1,114	802
Available cash flow from operations per common share	1.27	0.95
Dividends
Common share dividends declared	460	396
Dividends paid per common share	0.5300	0.4650
Shares outstanding (millions)
Weighted average common shares outstanding	876	841
Diluted weighted average common shares outstanding	882	841
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[4]	2,543	2,210
Lakehead System[5]	2,735	2,330
Regional Oil Sands System[6]	888	815
Gas Pipelines - Average throughput (millions of cubic feet per day)
Alliance Pipeline Canada	1,659	1,636
Alliance Pipeline US	1,757	1,791
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	174	217
Number of active customers (thousands)[7]	2,138	2,108
Heating degree days[8]
Actual	1,709	2,232
Forecast based on normal weather volume	1,831	1,784

1                  Adjusted earnings before interest and income taxes (adjusted EBIT),adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.

2                  These balances are presented net of adjusting items.

3                  ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4                  Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.

5                  Lakehead System throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.

6                  Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

7                  Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

8                  Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investor Relations
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922 or Toll Free: (800) 481-2804
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com